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                              July 19, 2021

       Brad Morse
       Chief Executive Officer
       ACCRETION ACQUISITION CORP.
       410 17th Street, #1110
       Denver, Colorado 80202

                                                        Re: ACCRETION
ACQUISITION CORP.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 21,
2021
                                                            CIK No. 0001855555

       Dear Mr. Morse:

             We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Capitalization , page 49

   1. We note that you are offering 15,000,000 common shares as part of your initial public offering of units, but
only show 14,102,374 common shares subject to possible
                                                        redemption in your
Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A,
which requires securities that are redeemable for cash or other assets to be classified
outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the holder, in concluding that all
15,000,000 common shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Brad Morse
FirstName  LastNameBrad Morse
ACCRETION     ACQUISITION  CORP.
Comapany
July       NameACCRETION ACQUISITION CORP.
     19, 2021
July 19,
Page  2 2021 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Paul Cline at 202-551-3851 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Hannah Menchel at 202-551-5702 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:      Sam Seiberling